

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 7, 2017

Melissa K. Larkin
EVP and Chief Financial Officer
Solera National Bancorp, Inc.
319 South Sheridan Boulevard
Lakewood, CO 80226

   Re: Solera National Bancorp, Inc.
      Offering Statement on Form 1-A
      Filed October 30, 2017
      File No. 024-10756

Dear Ms. Larkin:

   We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Index to Financial Statements

Unaudited Interim Financial Statements, page 74

1. Please update the unaudited interim financial statements to include consolidated interim statements of cash flows for the periods ending September 30, 2017 and 2016. Refer to Part F/S paragraph (b)(4) of Form 1-A.

2. Please revise your unaudited interim financial statements to include a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements no misleading have been included. Refer to Part F/S paragraph (b)(5) of Form 1-A.

   We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or, in his absence, me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or Erin E. Martin, Special Counsel, at (202) 551-3391 with any other questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief

cc: Christian E. Otteson, Esq.